Exhibit 99.6

2009 full year results
Analyst handout February 2010
Cautionary statement
This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and consisting of the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions.
Forward-looking statements
This presentation includes forward-looking statements. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation.
Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
11 February 2010 Rio Tinto 2009 full year results 2

Volume growth and cost improvements to earnings Note: Exploration and Evaluation variance includes $314 million net increase in gain on undeveloped property sales
11 February 2010 Rio Tinto 2009 full year results 3
Underlying earnings and net earnings
2009 2008 Twelve months ended 31 December US$m US$m
Underlying earnings 6,298 10,303
Items excluded from underlying earnings
Profits on disposal of interests in businesses 499 1,470 Net impairment charges (1,552) (8,406) Exchange differences and derivatives 28 843 Chinalco break fee1 (182) —Restructuring/severance costs from global headcount reduction (231) (57) Other 12 (477)
Net earnings 4,872 3,676
11 February 2010 Rio Tinto 2009 full year results 4

Rio Tinto

Cash flow and working capital days

Cash flows from operations	2009 US$m
Profit from continuing operations	5,784
Taxation	2,076
Impairment charges	1,573
Depreciation and amortisation	3,427
Profit after tax from equity accounted units	(786)
Profit on disposal of interests in businesses	(692)
Other adjustments	1,842
Dividends from equity accounted units	610
	13,834

	Inventory (Days)	Debtors (Days)	Creditors (Days)
Q4, 2008	64	28	22
Q1, 2009	72	27	23
Q2, 2009	64	27	24
Q3, 2009	64	27	27
Q4, 2009	52	27	24

5

Rio Tinto

Iron ore


$m
6,017
(2913)
(7)
694
(22)
68
123
189
(23)
4,126
2008
Price
Fx
Vols
CPI
Energy
Cash Costs
Expl'n Eval'n
Tax / Other
2009

- Record annual sales and production driven by sustained above-name plate production in the Pilbara throughout the second half
- Approximately 50% of volumes in first half sold on a spot market basis, second half sales conducted chiefly on benchmark and provisionally priced basis
- 2010 demand growth to outstrip supply, driven by China
- Good progress toward execution of Pilbara production JV with BHP Billiton
- In the Pilbara, incremental capacity increases underway and large scale expansion studies progressing well
- Global growth options remain

6

Aluminium



$m
1,271
(2,577)
334
(41)
(4)
92
233
63
51
(578)
2008
Price
Fx
Vols
CPI
Energy
Cash Costs
Eval'n
Tax / Other
2009

- Dramatic first half fall in prices followed by strong resurgence in second half pricing
- $800m earnings improvement in second half versus first half
- EBITDA breakeven of $1,450 per tonne in second half despite exchange headwinds
- Working capital improvements and capex constraints optimising cash control
- $924m in synergies delivered in 2009, run rate of $1.1 bn achieved by end of 2009
- Focus remains on transformational cost reductions notwithstanding price recovery

7

Copper



$m
1,597
(489)
2
556
(40)
69
152
150
(131)
1,866
2008
Price
Fx
Vols
CPI
Energy
Cash Costs
Expl'n Eval'n
Tax / Other
2009

- Copper prices rebound following surge in Chinese imports
- Provisional pricing gives $213m benefit in 2009 versus $207m charge in 2008
- Higher copper and gold grades at KUC and Grasberg
- Operational improvements at KUC resulting in higher recovery rates
- Escondida performance improving following completion of Laguna Seca SAG mill repairs
- Second tranche of shares in Ivanhoe taken up following signing of Investment Agreement with Mongolian Government

8

Energy


$m
2,581
(676)
84
(67)
(54)
48
70
(492)
(74)
1,420
2008
Price
Fx
Vols
CPI
Energy
Cash Costs
Expl'n Eval'n
Tax / Other
2009

- Seaborne coal prices significantly below 2008 levels
- Uranium longer term prospects remain favourable
- US Coal benefited from higher pricing
- Exploration and evaluation mainly relates to the absence of the gain on sale of Kintyre in 2008 of $483m

9

Diamonds & Minerals


$m
474
(325)
27
(245)
(24)
42
(20)
852
19
800
2008
Price
Fx
Vols
CPI
Energy
Cash Costs
Expl'n Eval'n
Tax / Other
2009

- Diamonds, titanium dioxide and steel products experienced substantial price declines on OECD weakness
- Volumes suffered across the board
- Richards Bay Minerals BBBEE transaction completed
- Potash $797 million gain recognised in Exploration and Evaluation

10

Other costs

$millions	*2008*	*Fx / price*	*Inflation*	*Sales vols*	*Cash costs*	*Expl'n Eval'n*	*Non Cash*	*Interest, tax & other*	*2009*
Other operations	**(133)**	106	(11)	(245)	50	-	72	(27)	**(188)**
Central exploration	**(132)**	6	(5)	-	-	128	-	8	**5**
Interest	**(1,030)**	-	-	-	-	-	-	452	**(578)**
Other	**(367)**	33	(12)	-	133	-	(132)	(202)	**(547)**

- Other operations –comprises mainly Engineered Products and Rio Tinto Marine which reflects changes in allocations among product groups
- Exploration – lower spend reflects focus on reducing operating costs.
- Interest charge reflects lower interest rates and lower average debt
- "Other" improvement in cash costs and deterioration in non-cash costs relate to changes in long term compensation
- "Other" costs also increased due to pension and captive insurance costs

11

Controllable cost reductions of $2.6 billion in 2009



Total cash costs
(US$ bn)
35
30
25
Uncontrollable
$3.0bn
Controllable
$2.6bn
2008
2009
Input prices
Exploration & technology
G&A
Other controllable

2009 highlights

- Controllable pre-tax cost reductions of $2.6 billion achieved in 2009
- 16,000 role reductions in first half
- Reduced SG&A
- Greater leverage through group procurement
- Exploration, evaluation and technology spend reduced
- Input price pressure expected in 2010

Note: Controllable costs exclude impacts of volume changes, inflation, exchange, purchased metals, freight, royalties, fuel and energy

11 February 2010

Rio Tinto 2009 full year results 12

Strong cash flow funded increased
investment in value adding growth
2009 full year cash($bn) 35 30 25 20 15 5 0 Rights issue proceeds - $14.8bn
Disposed proceeds and other inflow - $2.4bn
Cash flow operations - $13.8bn inflow Reduction in net debt 0- $19.8bn
Other - $0.7bn Tax - $3.1bn Interest - $1.1bn Dividends - $0.9bn Capex - $5.4bn Outflow
11 February 2010 Rio Tinto 2009 full year results 13
The balance sheet has been recapitalised Note: Debt maturity profile is as at 31 December 2009. $2 billion of the 2012 maturity was repaid early on 31 January 2010
11 February 2010 Rio Tinto 2009 full year results 14

Major progress on divestments
Asset Price (US$m) Completed
Greens Creek, Cortez, Kintyre, other 3,074 2008 Ningxia, sundry exploration properties 193 Corumbá and potash assets 1,664 Jacobs Ranch 764 2009 Cloud Peak Energy (52%) 741 Alcan Engineered Products Composites 349 Alcan Packaging global pharma, tobacco, food Europe and Asia, Vickery 1,967 2010
Total completed 8,752
Alcan Packaging Food Americas, Medflex, Maules Creek 1,552
Total agreed 10,304
Note: All amounts represent gross proceeds before tax and costs of sale 11 February 2010 Rio Tinto 2009 full year results 15
2009 — delivering against our commitments
Target Achieved
Reduce controllable operating costs Controllable operating costs reduced by at least $2.5 billion per annum in by $2.6 billion in 2009 2010 Reduction in global headcount of Global headcount reduced by around 14,000 roles 16,000 in first half 2009 Reduce net debt by $10 billion by end Net debt reduced by $20 billion by the of 2009 end of 2009 through divestments, operating cash flows and rights issues proceeds Alcan post-tax synergies of $1.1 billion Alcan post-tax synergy run-rate at after the end of 2009 $1.1 billion at the end of 2009 Capital expenditure of $4 billion Strengthened balance sheet and in 2009 improved outlook has allowed capital expenditure of $5.4 billion in 2009
11 February 2010 Rio Tinto 2009 full year results 16

A stronger business, well-positioned for growth • Strong demand to continue through 2010 but with some risks and volatility
Priorities for 2010
• Focus on operational delivery • Transformation of our aluminium business to continue
• Pursue growth path through disciplined capital expenditure • Complete the Western Australian iron ore production joint venture
• Prudent balance sheet management • Strengthen our relationship with China
Strategy remains unchanged — large, low cost, long life ore bodies
11 February 2010 Rio Tinto 2009 full year results 17
Additional information
18

Cash operating cost variance by product group
35,000 2008 2009
Total Cash Operating Costs 35,022 29,441
Add Non Cash Costs 3,753 4,891
34,000 Less Exploration Costs (1,134) (514)
Net Operating Costs 37,641 33,818
33,000 Controllable cash cost savings
$2.6Bn
$m 32,000
31,000
30,000
29,000
(35,022) 2008 Actual 2008 Uncontrollable (3,029) (168) Copper Copper(283) Iron Iron Ore Ore (1,068) Rio Tinto Rio (-9) Energy Diamonds (212) Engineered (190) Tech (622) & Tech Central and (29,441) 2009 Actual 2009
(32,022m) Actual Uncontrollable (3,029m) (168m) (283m) Tinto Alcan Alcan (-9m) Diamonds & Minerals and Engineered Products Exploration Exploration (29,441m) Actual
(1,068m) (212m) (190m) (622m)
Uncontrollable items include: Foreign exchange, inflation, freight rates, royalty, fuel, other energy and purchased material input prices, output & haul profile, selling & investment, costs of switching from FOB to CIF freight and other or one-off variances.
19
Controllable items include: Contractor use & maintenance, labour, cash production, G&A, marine attribution, exploration, technology and other input prices
Provisional pricing
Open shipments (million lbs) Provisional pricing effect (US$m)
30 Jun 09 31 Dec 09 31 Dec 08 H1 09 H2 09 FY 09
Escondida 174 196 140 +79 +115 +194
Freeport 54 49 5 — — —
Northparkes/Other 11 22 38 +15 +4 +19
239 267 183 +94 +119 +213
11 February 2010 Rio Tinto 2009 full year results 20

Earnings reconciliations
2009
Energy Resources of Australia US$m Earnings per ERA press release (A$273m) 216
Increased amortisation of rehabilitation asset (11) Less: Minority interests (31.6%) (65)
Other (2)
Underlying earnings as reported by Rio Tinto 138
11 February 2010 Rio Tinto 2009 full year results 21
Earnings reconciliations
2009
Palabora US$m Earnings per Palabora press release (R284m) 34
— excluding impairment reversal Recognition of Secondary Tax on Companies (STC) by Rio Tinto (4)
Add interest and fx gain/loss on debt shown centrally by Rio Tinto (1) Less: minority interest (42.3%) (12)
Underlying earnings as reported by Rio Tinto 17
Coal & Allied
Earnings per Coal & Allied press release (A$586m) 463 Less: minority interests (24.3%) (113)
Other 4 Add: RTCA earnings 659
RTCA underlying earnings as reported by Rio Tinto 1,013
11 February 2010 Rio Tinto 2009 full year results 22

Analysis of interest
Twelve months ended 31 December
US$m 2009 2008
Net interest per cash flow (1,136) (1,538) Interest capitalised 198 203
Change in accruals 129 (79) Subsidiary interest per Income Statement (809) (1,414)
Taxation 228 380 Outside interests 3 4
Net interest charge (578) (1,030)
11 February 2010 Rio Tinto 2009 full year results 23
Variance analysis methodology • Price = Change in commodity price x prior year sales volumes
• Exchange = (Change in exchange rates x Prior year cost of sales) +
Relative movements in exchange gains and losses on working capital
• Inflation = Inflation rate x Prior year cash cost of sales • Volume = Change in sales volumes x Current year margins
• Cost = cash cost variance + non cash cost variance + impact of energy price changes + one-off costs
— Energy = change in input price x prior year usage
— Cash cost = Change in cash unit costs x Prior year sales volumes
— Non cash cost = Change in non cash unit costs x Prior year sales volumes
11 February 2010 Rio Tinto 2009 full year results 24